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                                                                     EXHIBIT 3.6



                            LESLIE'S POOLMART, INC.

                       CERTIFICATE OF AMENDMENT OF THE

                          CERTIFICATE OF DESIGNATION


     Leslie's Poolmart, Inc., a corporation duly organized and existing under the laws of the State of Delaware (hereinafter the "Company"), does hereby certify that:

I. The amendment to the Company's Certificate of Designation set forth below was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and has been consented to in writing by the stockholders, and written notice has been given, in accordance with Section 228 of the General Corporation Law of the State of Delaware.

II. The Certificate of Designation, Preferences, and Rights of Exchangeable Cumulative Redeemable Preferred Stock, Series A (the "Certificate") was adopted as of June 11, 1997 as an amendment to the Company's Certificate of Incorporation, and the Certificate is hereby amended as follows:

        A. On page 2 of the Certificate, the first two sentences of Section (c) Dividends, subsection (i), are amended to read in their entirety as follows:
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Beginning on the Issue Date, each Holder shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, distributions in the form of dividends on each whole or fractional share of Series A Preferred Stock, at a rate per annum equal to ten and seven-eighths percent (10 7/8%) of the Liquidation Preference per share of the Series A Preferred Stock. Such dividends shall be payable in cash, quarterly in arrears, on each Dividend Payment Date, commencing on the first Dividend Payment Date after the Issue Date; provided, however, if any dividend payable on any Dividend Payment Date on or before the fifth anniversary of the Initial Preferred Stock Issue Date is not declared and paid in full in cash on such Dividend Payment Date, the amount payable as dividends on such Dividend Payment Date that is not paid in cash on such Dividend Payment Date shall be paid by the Company by the issuance of additional fully paid and non-assessable shares (including fractional shares, if applicable, or, at the Company's option, cash in lieu of such fractional shares) of Series A Preferred Stock having an aggregate Liquidation Preference equal to the amount of such dividends (rounded to the nearest whole cent). The Issue Date of such stock dividend shall be the Stock Dividend Payment Date of even date with (if applicable), or next following, the Dividend Payment Date. All dividends with respect to each whole or fractional share of

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Series A Preferred Stock shall be cumulative, whether or not earned or declared, on a daily basis from the Issue Date with respect to such whole or fractional share.

        B.  Section (k) Definitions shall be amended as follows:
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The following definitions is hereby inserted on page 20 between the definition of "Special Voting Rights Date" and "Stockholders Agreement."

"Stock Dividend Payment Date" means August 1, and February 1.

     IN WITNESS WHEREOF, Leslie's Poolmart, Inc. has caused this Certificate to be executed by its Chief Financial Officer this 15th day of September, 1998.

                                               LESLIE'S POOLMART, INC.

                                               By: /s/ Robert D. Olson
                                                  ----------------------------
                                                   Robert D. Olson,
                                                   Chief Financial Officer